EXHIBIT B



         RESOLUTIONS REGARDING APPROVAL OF THE RENEWAL OF THE FIDELITY BOND

         RESOLVED, that the managers of Excelsior Absolute Return Fund of Funds, LLC and Excelsior Absolute Return Fund of Funds Master Fund, LLC (the "Funds") (the "Managers") hereby ratify the renewal of fidelity bond issued by Vigilant Insurance Company (the "Fidelity Bond") maintained jointly by the Funds and Excelsior Absolute Return Fund of Funds Ltd.; Excelsior Directional Hedge Fund of Funds, LLC; Excelsior Private Equity Fund II, Inc.; Excelsior Venture Partners III, LLC; Excelsior Venture Investors III, LLC; Excelsior Buyout Investors, LLC; and Excelsior Buyout Partners, LLC (collectively the "Other
Insureds") for an additional annual period, in the amount of $3,500,000 and determine, in accordance with the requirements of Rule 17g-1 under the 1940 Act, that the Fidelity Bond, which provides joint fidelity coverage to the Funds and the Other Insureds, is reasonable in form and amount, after giving due consideration to all relevant factors, including the value of the aggregate assets of the Funds and the Other Insureds, the type and terms of the arrangements for the custody and safekeeping of such assets, and the nature of the securities that are or will be held in the portfolios of each of the Funds and the Other Insureds; and further

         RESOLVED, that the Managers hereby: (i) authorize each of the Funds to share in the payment of the annual premium of $37,600 applicable to the Fidelity Bond in amounts equal to $7,520.84 and $0 for the Excelsior Absolute Return Fund of Funds, LLC and the Excelsior Absolute Return Fund of Funds Master Fund, LLC, respectively, determined based upon the relative total assets of the Funds and the Other Insureds; and (ii) determine that the portion of the premium to be paid by each of the Funds is fair and reasonable, taking all relevant factors into consideration including, but not limited to, the number of other parties named as insureds, the nature of their business activities, the amount of coverage under the Fidelity Bond, the amount of the premium for the Fidelity Bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to each Fund is less than the premium such Fund would have had to pay if it had provided and maintained a single insured bond; and further

         RESOLVED, that in the event the amount of the Fidelity Bond is required in the future to be increased in order to satisfy the minimum bonding requirements of Rule 17g-1 under the 1940 Act, the President of the Funds be, and hereby is, authorized on behalf of each of the Funds to increase the amount of the Fidelity Bond coverage to comply with such requirements and to allocate the additional premium payable on the Fidelity Bond among the Funds and the Other Insureds based on the relative total assets of each of the Funds and the Other Insureds determined as of the end of the month preceding the effective date of the change in coverage; and further

         RESOLVED, that the Joint Insured Fidelity Bond Agreement, which was included in Exhibit 5 of the materials distributed to the Managers in advance of the meeting, shall continue to define certain rights and responsibilities of the insureds with respect


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to the Fidelity Bond and the sharing of recoveries  thereunder in the event of a loss incurred by two or more of the named insureds; and further

         RESOLVED, that Douglas Lindgren, be, and hereby is, designated to make all filings with the Securities and Exchange Commission (the "SEC") and to give all notices on behalf of the Funds required by paragraph (g) of Rule 17g-1 under the 1940 Act.